SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 7)


Winton Financial Corporation
(Name of Issuer)


Common Stock
(Title of Class of Securities)


976446104
(CUSIP Number)


December 31, 1999
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[x  ]	Rule 13d-1(b)
	[   ]	Rule 13d-1(c)
	[   ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   976446104
13G

--------------------------------------------------------------------------
1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Firstar Bank, N.A.
31-0841368
-------------------------------------------------------------------------
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a)
                                    (b)
-------------------------------------------------------------------------
3.
SEC USE ONLY


-------------------------------------------------------------------------
4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

------------------------------------------------------------------------
                          :5.   SOLE VOTING POWER
NUMBER OF                 :    304,685
SHARES                    :---------------------------------------------
BENEFICIALLY              :6.  SHARED VOTING POWER
OWNED                     :    -0-
BY EACH                   :---------------------------------------------
REPORTING PERSON          :7.  SOLE DISPOSITIVE POWER
WITH                      :    420
                          :---------------------------------------------
                          :8.  SHARED DISPOSITIVE POWER
                          :    8,500
------------------------------------------------------------------------
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,685
------------------------------------------------------------------------
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[X] See Item 4
-----------------------------------------------------------------------
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.92%
-----------------------------------------------------------------------
12.
TYPE OF REPORTING PERSON*

BK
-----------------------------------------------------------------------

CUSIP No.   976446104
13G

----------------------------------------------------------------------
1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Firstar Corporation
39-1940778
----------------------------------------------------------------------
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  (a)
                                  (b)
-----------------------------------------------------------------------
3.
SEC USE ONLY


-----------------------------------------------------------------------
4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin
-----------------------------------------------------------------------
                        :5.  SOLE VOTING POWER
NUMBER OF               :    304,685
SHARES                  :----------------------------------------------
BENEFICIALLY            :6.  SHARED VOTING POWER
OWNED                   :    -0-
BY EACH                 :----------------------------------------------
REPORTING PERSON        :7.  SOLE DISPOSITIVE POWER
WITH                    :    420
                        :----------------------------------------------
                        :8.  SHARED DISPOSITIVE POWER
                        :    8,500
----------------------------------------------------------------------
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,685
----------------------------------------------------------------------
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[X] See Item 4
----------------------------------------------------------------------
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.92%
----------------------------------------------------------------------
12.
TYPE OF REPORTING PERSON*

HC
-----------------------------------------------------------------------

CUSIP No.   976446104
13G


1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Winton Financial Corporation Employee Stock Ownership Plan
-----------------------------------------------------------------------
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)
                                 (b)
------------------------------------------------------------------------
3.
SEC USE ONLY


------------------------------------------------------------------------
4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

-----------------------------------------------------------------------
                          :5.  SOLE VOTING POWER
NUMBER OF                 :    -0-
SHARES                    :--------------------------------------------
BENEFICIALLY              :6.  SHARED VOTING POWER
OWNED                     :    -0-
BY EACH                   :--------------------------------------------
REPORTING PERSON          :7.  SOLE DISPOSITIVE POWER
WITH                      :    -0-
                          :-------------------------------------------
                          :8.  SHARED DISPOSITIVE POWER
                          :    343,645
----------------------------------------------------------------------
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,645
----------------------------------------------------------------------
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[  ]

-----------------------------------------------------------------------
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.8%
-----------------------------------------------------------------------
12.
TYPE OF REPORTING PERSON*

EP
----------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            Winton Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5511 Cheviot Road
            Cincinnati, Ohio 45239

Item 2(a).  Name of Persons Filing:

            Firstar Bank, N.A.

            Firstar Corporation

            Winton Financial Corporation Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:

            Firstar Bank, N.A., and Winton Financial Corporation
            Employee Stock Ownership Plan:

            Firstar Bank, N.A.
            P.O. Box 118
            Cincinnati, Ohio 45201

            Firstar Corporation:
            777 E. Wisconsin Avenue
            Milwaukee, Wisconsin 53202

Item 2(c).  Citizenship:

            Firstar Bank, N.A.:  Organized under the laws of the United States

            Firstar Corporation:  Organized in Wisconsin

            Winton Financial Corporation Employee Stock Ownership Plan:
            Organized in Ohio

Item 2(d).  Title and Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number

            976446104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (a)[ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

           (b)[X]  Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

           (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e)[ ]  An investment adviser in accordance with
                   Section 240.13d-1(b)(1)(ii)(E).

           (f)[X] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

           (g)[X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

           (h)[ ] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

           (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

           (j)[ ]  A group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership:

         At December 31, 1999, there were 343,645 common shares of Winton Financial Corporation in the Winton Financial Corporation Employee Stock Ownership Plan (the "ESOP" or "Plan"). Firstar Bank, N.A., is the trustee of the Plan, and Firstar Corporation owns all of the outstanding shares of Firstar Bank, N.A. As of December 31, 1999, 340,645 shares held by the Plan have been allocated to Plan participants.

         Under the terms of the Plan and related Trust Agreement, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares for which no voting instructions have been given, the trustee votes such shares in the same proportion as the shares of which voting instructions were received.

         The Trust Agreement provides that, except as otherwise provided in the Plan, the trustee shall vote the shares held by the ESOP as directed by the ESOP Committee of the Board of Directors of Winton Financial Corporation. Thus the ESOP Committee can direct voting of shares held by the Plan only if none of the participants to whom shares have been allocated provides voting instructions.

         At December 31, 1999, there were no pending matters for shareholder votes. Therefore, Firstar Bank, N.A., has determined that, at that date, it had no power to vote any of the shares held by the Plan because before the next anticipated shareholder vote, participants were still able to direct the voting of their shares and, without any voting instruction, the ESOP Committee would direct the voting.

         Firstar Bank, N.A., has no power to dispose of the shares, except as specifically directed by the Plan to pay participants.

         Shares totaling 304,685, as detailed on the Firstar Bank, N.A. and Firstar Corporation cover pages, are shares held by Firstar
         Bank, N.A. in various fiduciary capacities independent of the shares held by Firstar Bank, N.A. as trustee of the Winton Financial Corporation ESOP.


Item 5.  Ownership of Five Percent or Less of a Class:

         Inapplicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         See Exhibit B

Item 8.  Identification and Classification of Members of the Group:

         Inapplicable

Item 9.  Notice of Dissolution of Group:

         Inapplicable

Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature:  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRSTAR BANK, N.A.

By: 	/s/Janet R. McDonald
        Senior Vice President

Dated February 10, 2000


FIRSTAR CORPORATION

By: 	/s/Janet R. McDonald
        Senior Vice President

Dated	February 10, 2000


WINTON FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

By: Firstar Bank, N.A., Trustee

By: /s/ Paul A. Carl, Trustee
Date	February 10, 2000